U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                          SEC FILE NUMBER
                                                          [000-29719]

                                                          CUSIP NUMBER
                                                          [74876q 10 8]
NOTIFICATION OF LATE FILING

[X] Form 10-QSB

For the Quarterly Period Ended September 30, 2003

Part I               Registrant Information

Full Name of Registrant:            Quintek Technologies, Inc.
                                    --------------------------

Address of Principal Executive Office (Street and Number)
 537 Constitution Ave.
 Suite B
 Camarillo, CA 93012

Part II             Rules 12b-25(b) and (c)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

            (b) The subject Quarterly Report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

Part III            Narrative

            The Report on Form 10-QSB for Quintek Technolgies, Inc., (the Company) for the quarterly period ended September 30, 2003, is due to be filed on November 14, 2003. The Company needs additional time to complete its review of its balance sheet, and to file an accurate quarterly report. The Company expects that its Form 10-QSB will be filed before November 19, 2003.

Part IV            Other Information

            (1) Name and telephone number of person to contact in regard to this information.
                Andrew Haag                           (805) 383-3914
                -----------                           --------------

            (2) Have all other  periodic  reports  required  under section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
 [X]  Yes   [ ]  No

            (3) Is it  anticipated  that any  significant  change in  results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 [ ]  Yes   [X]  No

            Signatures

         Quintek Technologies, Inc. has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        QUINTEK TECHNOLOGIES, INC.

 Date:    November 14, 2003             /s/ Andrew Haag
                                        ---------------------------------------
                                        Andrew Haag, Chief Financial Officer